[redacted] **AK 3/7/2003

03012887

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-6-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 153 SECTION

SEC FILE NUMBER
8-19090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. J. Kenny Drake, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. Doran **(212) 438-4909**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Peter C. Byram, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.J. Kenny Drake, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, J.J. Kenny Drake, Inc.

Title

Notary Public

THERESA A. DEMPSEY
Notary Public, State of New York
No. 01DE4863574
Qualified in Nassau County
Commission Expires June 23, ~~19~~ 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

J.J. Kenny Drake, Inc.

December 31, 2002
with Report of Independent Auditors

J.J. Kenny Drake, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Standard & Poor's Securities, Inc.

We have audited the accompanying statement of financial condition of Standard & Poor's Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard & Poor's Securities, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 12, 2003

J.J. Kenny Drake, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 2,997,121
Cash deposits with clearing organizations	2,077,097
Receivable from broker-dealers and dealer banks	240,152,534
Receivable from Parent and MGH	10,215,489
Deferred taxes	186,240
Other assets	439,173
Total assets	$ 256,067,654
Liabilities and stockholder's equity	
Payable to broker-dealers and dealer banks	$ 239,826,494
Accrued compensation and other employee benefits	2,030,754
Income taxes payable to Parent and MGH	973,461
Accounts payable and other liabilities	350,810
Total liabilities	243,181,519
Stockholder's equity	12,886,135
Total liabilities and stockholder's equity	$ 256,067,654

See accompanying notes.

J.J. Kenny Drake, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

J.J. Kenny Drake, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an agent for undisclosed principals in the purchase and sale of municipal securities for broker-dealers and dealer banks. The Company does not maintain any municipal securities in its proprietary or other accounts.

The Company is a wholly-owned subsidiary of J.J. Kenny Co., Inc. (the "Parent"), which is a wholly-owned subsidiary of The McGraw-Hill Companies, Inc. ("MGH").

In April 2002, the Parent entered into a stock purchase agreement with an unaffiliated third party to sell all its equity ownership in the Company. The closing and final purchase price is contingent upon both parties being in compliance with various agreements and covenants as well as NASD approval.

2. Summary of Significant Accounting Policies

Securities Transactions

Securities brokerage transactions and the related revenue and expenses are recorded on a trade date basis. Receivable from and payable to broker-dealers and dealer banks are comprised principally of unsettled trades for securities to be delivered and received, which are stated at contract value. Such amounts are initially reflected on the statement of financial condition on trade date. These receivables are essentially collateralized by the related securities to be delivered.

Equipment

Equipment is depreciated utilizing the straight-line method over a useful life of three years. The balance a year-end is insignificant and is included in "Other assets" on the statement of financial condition

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase and not held for resale to be cash equivalents. Cash equivalents consist of commercial paper ($999,458 at December 31, 2002). Cash equivalents are carried at cost plus accrued interest, which approximates market value.

Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107.

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented on the statement of financial condition.

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported on the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

3. Income Taxes

The Company is included in the consolidated federal income tax return with MGH and files a combined return with the Parent for state and local purposes. The consolidated federal tax provision is computed under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and is allocated by MGH among the members of the consolidated group on a separate taxable income or loss basis.

The deferred tax asset of $186,240 relates primarily to temporary differences for different accounting methods for bad debts and depreciation.

4. Employee Benefit Plans

Eligible employees of the Company participate in MGH's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation. MGH also has a voluntary deferred compensation plan under which MGH matches employee contributions up to certain levels of compensation and an Employee Retirement Account Plan under which MGH contributes a percentage of eligible employees' compensation.

MGH provides certain medical, dental and life insurance benefits for the Company's active and retired employees and their eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory.

The Company has an accrued payable for postretirement healthcare and other benefits at December 31, 2002 of $230,000.

5. Stockholder's Equity and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule for broker-dealers under Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, shall be the greater of $150,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Rule requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2002, the Company had net capital of $1,971,712, which was $1,746,359 in excess of its required net capital, and its net capital ratio was 1.71 to 1.

6. Related Party Transactions

The Parent and MGH pay certain expenses for the commonly controlled entities of the Parent and allocate these expenses among the organizations based on usage estimates. Additionally, MGH charged the Company for the cost of support functions and for employee-related fringe benefits.

6. Related Party Transactions (Continued)

As of December 31, 2002, the receivable from Parent and MGH represents amounts which have been advanced from the Company less expenses allocated by MGH. This balance is noninterest-bearing and is due on demand.

The Parent has entered into distribution contracts with various vendors for which the Company supplies municipal bond information.

7. Financial Instruments With Off-Balance Sheet Risk

The Company is engaged in various brokerage activities whose counterparties are primarily broker-dealers and dealer banks. In the normal course of business, the Company is involved in the execution, settlement and financing of various broker-dealer and dealer banks' municipal securities transactions. These activities may expose the Company to credit risk in the event that the broker-dealer or dealer bank is unable to fulfill its contracted obligations and the Company has to purchase or sell the municipal securities underlying the contract at a loss. The amounts receivable at December 31, 2002 were all settled after December 31, 2002 without any credit loss to the Company.